CANARY WHARF

GROUP PLC

02049001

82-4997

JRG/AM/2247
25 July 2002

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
AUG 01 2002
WASH. D.C. 154 SECTION

Dear Ladies and Gentlemen

Canary Wharf Group plc – Submission Pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934 ('Exchange Act')

We furnish herewith a supplement to our initial submission pursuant to Rule 12g3-2(b) of the Exchange Act, submitted to the Securities and Exchange Commission (the 'SEC') on August 11, 1999 consisting of announcements relating to major interest in shares.

The information and documents furnished pursuant to Rule 12g3-2(b) of the Exchange Act shall not be deemed to be filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Any questions with regard to the enclosed submission may be addressed to the undersigned at 011-44-20-7418-2312.

Yours sincerely

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

J R Garwood
Group Company Secretary

dlw 8/2

Canary Wharf Group plc
One Canada Square Canary Wharf London E14 5AB Tel: +44 (020) 7418 2000 Fax: +44 (020) 7418 2222
Registered in England and Wales No. 4191122

RNS Number:1166Z
Canary Wharf Group PLC
25 July 2002

NOTIFCATION OF MAJOR INTEREST IN SHARES

On 24 July 2002 pursuant to Section 198 of the Companies Act 1985 Canary Wharf Group plc ("the Company") was notified that on 24 July 2002 Deustche Bank AG and its subsidiary companies had increased their interest in the ordinary shares of the Company to 61,644,085 (representing 10.50%* of the Company's issued share capital).

Note:

*As at 24 July 2002, the Company's issued share capital was 586,751,725 ordinary shares.

END

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